THE FIRST OF LONG ISLAND CORPORATION

10 Glen Head Road

Glen Head, New York 11545

July 6, 2016

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The First of Long Island Corporation
Registration Statement on Form S-3 (Registration No. 333-212330)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

The First of Long Island Corporation, a New York corporation (the “Company”), hereby requests that its above-referenced Registration Statement on Form S-3 be declared effective at 5:00 p.m. on July 8, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Mark D. Curtis Mark D. Curtis Senior Executive Vice President, Chief Financial Officer and Treasurer